Media Release
Planegg/Munich, Germany, November 16, 2022
MorphoSys AG Reports First Nine Months and Third Quarter 2022 Financial Results
–Monjuvi® U.S. net product sales of US$ 22.2 million (€ 21.9 million) for the third quarter of 2022
–Presentation of preliminary results from phase 1/2 study of tulmimetostat (CPI-0209) supporting its potential application in a broad array of advanced tumors
–Enrollment advances in MANIFEST-2 phase 3 trial for pelabresib in myelofibrosis
–€ 1,038.1 million in cash and other financial assets as of September 30, 2022

Conference call and webcast (in English) tomorrow, November 17, 2022, at 2:00pm CET (1pm GMT/8:00am ET)

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the third quarter and the first nine months of 2022.

"As we approach the end of this year, I am proud of what we have achieved so far. I want to highlight the progress we have made with the patient enrollment of our pivotal studies for pelabresib and tafasitamab as well as the preliminary phase 1/2 results we released for tulmimetostat suggesting anti-tumor activity across multiple tumors", said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. "We are highly engaged to ensure increasing awareness and use of Monjuvi for appropriate patients with relapsed or refractory diffuse large B-cell lymphoma. Looking ahead we are focused on continued execution and delivering on the pelabresib pivotal study timeline."
Monjuvi/Minjuvi® Highlights:
Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 22.2 million (€ 21.9 million) for the third quarter 2022 (Q3 2021: US$ 22.0 million (€ 18.6 million)) and US$ 64.1 million (€ 60.2 million) for first nine months 2022 (9M 2021: US$ 55.5 million (€ 46.4 million)).
Minjuvi royalty revenue of € 0.9 million for sales outside of the U.S. in the third quarter 2022 and € 2.3 million for the first nine months of 2022.
Conference Data Highlights:
New data presented at SOHO conference in September 2022
Data from the ongoing L-MIND study presented at the Society of Hematologic Oncology (SOHO) conference suggests that tafasitamab plus lenalidomide followed by tafasitamab monotherapy provided durable response in patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) treated for at least two years, including six patients on treatment for 5 years or more.
Preliminary results of tulmimetostat (CPI-0209) study presented in October 2022
Preliminary results from the ongoing phase 1/2 study of the investigational EZH2 inhibitor tulmimetostat were presented at the ENA Symposium on Molecular Targets and Cancer. Tulmimetostat monotherapy in heavily pretreated patients with advanced cancers showed responses or disease stabilization in five cohorts with evaluable patients.
Pelabresib and tafasitamab presentations and posters at ASH in December 2022
MorphoSys will contribute 14 presentations - including four oral presentations - on the investigational BET inhibitor pelabresib and on tafasitamab to the upcoming American Society of Hematology Annual Meeting and Exposition (ASH) from December 10-13, 2022 in New Orleans, Louisiana, USA.
Corporate Developments:
On August 31, 2022, MorphoSys announced Tim Demuth, M.D., Ph.D. as new Chief Research and Development Officer, following the retirement of Malte Peters, M.D. Tim Demuth started his new role on October 1, 2022.
Significant Events After the End of the Third Quarter of 2022:
On October 27, 2022, MorphoSys’ license partner GSK provided an update on the ContRAst phase III program for otilimab in moderate to severe rheumatoid arthritis.
On November 14, 2022, MorphoSys' license partner Roche disclosed that the GRADUATE studies with gantenerumab in early Alzheimer's disease did not meet the primary endpoint of slowing clinical decline.
Financial Results for the Third Quarter of 2022 (IFRS):
Total revenues for the third quarter 2022 were € 95.8 million compared to € 41.2 million for the same period in 2021. This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio.

in € million*	Q3 2022	Q2 2022	Q3 2021	Q-Q Δ	Y-Y Δ

Total revenues	95.8	59.4	41.2	61%	> 100%
Monjuvi product sales	21.9	21.7	18.6	1%	18%
Royalties	29.7	22.0	17.0	35%	75%
Licenses, milestones and other	44.1	15.7	5.6	> 100%	> 100%
* Differences due to rounding.
Cost of Sales: In the third quarter of 2022, cost of sales was € 8.1 million compared to € 7.5 million for the comparable period in 2021.
Research and Development (R&D) Expenses: In the third quarter 2022, R&D expenses were € 77.8 million (Q3 2021: € 64.4 million). The increase in R&D expenses is primarily due to higher investments to support the advancement of clinical programs.

Selling, General and Administrative (SG&A) Expenses: Selling expenses in the third quarter 2022 were € 23.5 million (Q3 2021: € 32.4 million). The decrease was driven by higher investments in 2021 made into the commercial organization, the first full year after the Monjuvi launch. General and administrative (G&A) expenses amounted to € 15.6 million (Q3 2021: € 19.4 million). The decrease was driven by the transaction costs for the Constellation acquisition which was completed in the third quarter of 2021.
Operating Loss: Operating loss amounted to € 29.3 million in the third quarter 2022 (Q3 2021: operating loss of € 82.4 million).
Consolidated Net Loss: For the third quarter 2022, consolidated net loss was € 122.9 million (Q3 2021: consolidated net loss of € 112.8 million).
Financial Results for the first nine months (IFRS):
Revenues for the first nine months of 2022 were € 196.7 million (9M 2021: € 126.7 million). The increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio. Revenues include € 60.2 million from the recognition of Monjuvi product sales in the U.S. Royalties in the first nine months included € 2.3 million from the sale of Minjuvi outside of the U.S. by our partner Incyte and € 68.5 million from Tremfya® sales which is fully passed on to Royalty Pharma.

in € million*	9M 2022	9M 2021	Y-Y Δ

Total revenues	196.7	126.7	55%
Monjuvi product sales	60.2	46.4	30%
Royalties	70.8	42.4	67%
Licenses, milestones and other	65.6	37.9	73%
* Differences due to rounding.

Cost of Sales: For the first nine months of 2022, cost of sales were € 33.2 million compared to € 22.7 million in 2021. The increase was primarily driven by higher sales of Monjuvi in the U.S. and Minjuvi outside of the U.S.
R&D Expenses: In the first nine months of 2022, R&D expenses were € 203.8 million compared to € 138.2 million in 2021. The R&D expenses increased primarily due to higher development activity and the inclusion of expenses from the Constellation acquisition since Q3 2021.
SG&A Expenses: Selling expenses decreased in the first nine months of 2022 to € 69.4 million compared to € 89.0 million in 2021. The decrease was primarily driven by higher investments made into the commercial organization in 2021, the first full year after the Monjuvi launch. G&A expenses amounted to € 42.6 million compared to € 60.1 million in the first nine months of 2021. The decrease was driven primarily by the transaction costs related to the Constellation and Royalty Pharma agreements in 2021.
Operating Loss: Operating loss amounted to € 152.3 million in the first nine months of 2022 compared to an operating loss of € 183.3 million in 2021.

Consolidated Net Loss: For the first nine months of 2022, consolidated net loss was € 480.5 million compared to a net loss of € 133.5 million in 2021.
Cash and Other Financial Assets: As of September 30, 2022, the Company had cash and other financial assets of € 1,038.1 million compared to € 976.9 million on December 31, 2021.
Number of shares: The number of shares issued totaled 34,231,943 on September 30, 2022, no change compared to December 31, 2021.

Updated Full Year 2022 Financial Guidance:

Amounts in million	Current 2022 Financial Guidance issued on Oct. 21, 2022	Previous 2022 Financial Guidance issued on July 26, 2022	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	Approx. US$ 90m	US$ 90m to 110m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 275m to 300m	€ 275m to 300m
SG&A expenses	€ 150m to 165m	€ 150m to 165m	53% to 58% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.
Additional information related to 2022 Financial Guidance:
•Tremfya® royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi sales outside of the U.S.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2022.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.
•While R&D expense is anticipated to grow year-over-year due to investments in three pivotal studies, the growth is partially being offset by the consolidation of research/discovery activities.
•SG&A expense guidance range reflects savings from synergies following the acquisition of Constellation and streamlined commercialization efforts.

MorphoSys Group Key Figures (IFRS, end of the third quarter: September 30, 2022)

in € million	Q3 2022	Q3 2021	Δ	9M 2022	9M 2021	Δ
Revenues	95.8	41.2	>100%	196.7	126.7	55%
Product Sales	21.9	18.6	18%	60.2	46.4	30%
Royalties	29.7	17.0	75%	70.8	42.4	67%
Licenses, Milestones and Other	44.1	5.6	>100%	65.6	37.9	73%
Cost of Sales	(8.1)	(7.5)	8%	(33.2)	(22.7)	46%
Gross Profit	87.7	33.8	>100%	163.5	104.0	57%
Total Operating Expenses	(117.0)	(116.1)	1%	(315.8)	(287.3)	10%
Research and Development	(77.8)	(64.4)	21%	(203.8)	(138.2)	47%
Selling	(23.5)	(32.4)	(27) %	(69.4)	(89.0)	(22) %
General and Administrative	(15.6)	(19.4)	(20) %	(42.6)	(60.1)	(29) %
Operating Profit / (Loss)	(29.3)	(82.4)	(64) %	(152.3)	(183.3)	(17) %
Other Income	10.6	2.0	>100%	19.8	4.8	>100%
Other Expenses	(7.5)	(1.2)	>100%	(23.0)	(4.6)	>100%
Finance Income	70.3	(17.0)	>(100)%	87.1	99.3	(12) %
Finance Expenses	(167.5)	(55.7)	>100%	(415.4)	(92.4)	>100%
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	0.6	0.3	>100%	(0.4)	0.6	>(100)%
Share of Loss of Associates accounted for using the Equity Method	(0.3)	—	n/a	(0.3)	—	n/a
Income Tax Benefit / (Expenses)	0.1	41.2	(100) %	4.1	42.2	(90) %
Consolidated Net Profit / (Loss)	(122.9)	(112.8)	9%	(480.5)	(133.5)	>100%
Earnings per Share, Basic and Diluted (in €)	(3.60)	(3.30)	9%	(14.07)	(4.03)	>100%
Cash and other financial assets (end of period)	1,038.1	976.9 *	6%	1,038.1	976.9 *	6%

*Value as of December 31, 2021
MorphoSys will hold its conference call and webcast tomorrow, November 17, 2022, at 2:00pm CET (1:00pm GMT/8:00am EST) to present the results for the third quarter and the first nine months 2022.
Participants for the conference call and webcast may pre-register and will receive dedicated dial-in details to easily and quickly access the call:
http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=5172800&linkSecurityString=5f6d0a600

Please dial in 10 minutes before the beginning of the conference.
A live webcast and slides will be made available at the Investors section under "Events & Conferences" on MorphoSys' website, https://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.

The statement for the third quarter and the first nine months 2022 (IFRS) are available for download at:
https://www.morphosys.com/en/investors/financial-information

About MorphoSys
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Monjuvi (tafasitamab-cxix)
Monjuvi® (tafasitamab-cxix) is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).
In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.
Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.

Tremfya® is a registered trademark of Janssen Biotech, Inc.
XmAb® is a registered trademark of Xencor, Inc.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com